Organigram signs supply agreement with Nova Scotia Liquor Corporation

Agreement is Company’s sixth provincial supply arrangement,
continues to build Company’s national presence

MONCTON, NEW BRUNSWICK – (August 24, 2018) - Organigram Holdings Inc. (TSXV: OGI) (OTCQB: OGRMF), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of medical marijuana, is pleased to announce that the Company has signed a supply agreement with Nova Scotia Liquor Corporation (NSLC) in anticipation of the launch of a legal, adult use recreational cannabis market in the province.

“We are pleased to announce our supply agreement with NSLC,” says Greg Engel, Organigram’s Chief Executive Officer. “Our home markets have always been a key priority for Organigram and this announcement solidifies our position as the market leader here in the Maritimes. With supply arrangements in place in six provinces, we take great pride in our place as a national leader working towards a responsible, sustainable and successful adult-use recreational cannabis market.”

“We are proud to have been recognized and approved by NSLC,” says Tim Emberg, Vice President of Sales and Commercial Operations, Organigram. “Under the terms of the agreement, Organigram will provide NSLC with 41 SKUs from our overall product mix, which will essentially offer Nova Scotians access to almost 100 percent of our total product offerings.”

Summary of Supply and Listing Agreements in Canada

Currently, Organigram has supply agreements/memorandums of understanding with six provinces. A summary of the agreements is as follows in the table below.

Province	Date of Announcement	Type of Agreement and Terms	Other Comments
New Brunswick	Sept 15, 2017	Memorandum of Understanding with New Brunswick provincial authority for a minimum of 5,000 kg/yr.	Largest allocation to any licensed producer.
Prince Edward Island	Jan 16, 2018	Memorandum of Understanding with the government of PEI for a minimum 1,000 kg/yr.	Tied for largest allocation with two other licensed producers.
Alberta	July 5, 2018	Supply agreement with Alberta Gaming, Liquor and Cannabis Commission (AGLC).	Selected as one of the initial 13 licensed producers that will be supplying the province.

Province	Date of Announcement	Type of Agreement and Terms	Other Comments
Manitoba	July 10, 2018	Approved supplier for the Province of Manitoba.	Strategic supply agreement with HIKU Brands for up to 1,000 kg/annum per year.
Ontario	Aug 21, 2018	Listing agreement with the Ontario Cannabis Retail Corporation (OCRC): Organigram is an approved supplier for the Province of Ontario with 27 SKUs of product listed.	Selected as one of the initial 26 licensed producers that will be supplying the province.
Nova Scotia	Aug 24, 2018	Listing agreement with Nova Scotia Liquor Corporation (NSLC): Organigram is an approved supplier with 41 SKUs of product listed.	Selected as a major supplier in NS

Notes:

1.	References to kilograms are dried flower equivalents.

For more information, visit www.Organigram.ca

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing the highest-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the company’s global footprint. In anticipation of the legal adult use recreational cannabis in Canada, Organigram has developed a portfolio of brands including The Edison Cannabis Company, Ankr Organics and Trailer Park Buds. Organigram’s primary facility is located in Moncton, New Brunswick and the Company is regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”).

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors - including the availability of funds, consummation of definitive documentation, the results of financing efforts, crop yields - that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For Investor Relations inquires, please contact:

Dylan Rogers
Investor Relations Analyst
drogers@organigram.ca
(506) 232-0121

For Media inquires, please contact:

Ray Gracewood
Chief Commercial Officer
rgracewood@organigram.ca
(506) 645-1653